Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31, 2025	Pro Forma Note Ref	Pro Forma Adjustments	Pro Forma Balances
	$’000		$’000	$’000

ASSETS

Current assets:
Cash and cash equivalents	732	(3), (6) & (8)	13,630	14,362
Restricted cash	81		-	81
Account receivable, net	2,458		-	2,458
Inventories	45		-	45
Contract assets	6,697		-	6,697
Deposits, prepayments and other receivables	1,243		-	1,243
Total current assets	11,256		13,630	24,886

Non-current assets:
Property and equipment, net	19,845	(4) & (9)	304	20,149
Right-of-use, net	542		-	542
Intangible assets	-	(4)	6,538	6,538
Goodwill	-	(4)	252,671	252,671
Total non-current assets:	20,387		259,513	279,900

Total assets	31,643		273,143	304,786

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	4,922	(1) & (5)	8,459	13,381
Amounts due to related parties	6,995		-	6,995
Bank borrowings	1,955		-	1,955
Contract liabilities	442		-	442
Finance lease liabilities	647		-	647
Operating lease liabilities	88		-	88
Income tax payable	140		-	140
Total current liabilities	15,189		8,459	23,648

Non-current liabilities:
Bank borrowings	6,972		-	6,972
Finance lease liabilities	1,750		-	1,750
Operating lease liabilities	492		-	492
Total non-current liabilities	9,214		-	9,214

Total liabilities	24,403		8,459	32,862

Shareholder’s equity:
Ordinary share, par value US$0.0025, 195,000,000 shares authorized, outstanding, 2,448,679# ordinary shares issued and adjusted, 67,930,983*# ordinary shares	5	(1), (2), (3), (6), (7) & (8)	164	169
Additional paid in capital	9,365	(1), (2), (3), (6), (7) & (8)	287,379	296,744
Accumulated other comprehensive income	202		-	202
Accumulated losses	(2,332)	(2), (5), (6), (7) & (9)	(22,859)	(25,191)
Total shareholders’ equity	7,240		264,684	271,924

Total liabilities and equity	31,643		273,143	304,786

* Assumes a 3-day VWAP of $4.39 as of September 14, 2026

# Share consolidation on April 6, 2026

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Financial Years Ended December 31, 2025	Pro Forma Note Ref	Pro Forma Adjustments	Pro Forma Balances
	$’000		$’000	$’000

Revenue	12,949		-	12,949
Cost of revenue	(9,695)		-	(9,695)
Gross profit	3,254		-	3,254

Operating expenses
Sales and distribution expenses	(236)		-	(236)
General and administrative expenses	(3,153)	(5), (6) & (9)	(7,709)	(10,862)
Stock-based compensation	(2,399)	(2) & (7)	(15,150)	(17,549)
Total operating expenses	(5,788)		(22,859)	(28,647)

Loss from operations	(2,534)		(22,859)	(25,393)

Other income (expense)
Interest income	10		-	10
Interest expense	(481)		-	(481)
Gain from disposal of property and equipment	119		-	119
Write off of property and equipment	(190)		-	(190)
Government grant	50		-	50
Loss in foreign exchange, net	(116)		-	(116)
Other income	326		-	326
Total other expense	(282)		-	(282)

Net loss before taxes	(2,816)		(22,859)	(25,675)

Income taxes expense	(104)		-	(104)
Net loss	(2,920)		(22,859)	(25,779)

Weighted average number of ordinary shares outstanding – basic and diluted (‘000)	2,449	(1), (2), (3), (6), (7) & (8)	65,482	67,931

Net loss per ordinary share – basic and diluted ($)	(1.192)		(0.349)	(0.379)

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

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NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. Description of the Asset Purchase

On May 5, 2026, SKK Holdings Limited (the “Company” or “SKK”) entered into an Asset Purchase Agreement (the “APA”) with Rantizo, Inc. (“Rantizo”), a Delaware corporation, under which the Company will acquire (the “Asset Purchase”) substantially all of Rantizo’s drone-based technology assets used in agricultural spraying, seeding and monitoring for agriculture, forestry, emergency response and other commercial applications (the “Target Assets”). Shareholder approval of the Asset Purchase and related transactions, including changing the name of the Company to “Rantizo” effective after the closing of the Asset Purchase (the “Closing”), which approval was obtained at an extraordinary general meeting of the Company that was held on June 22, 2026, as was previously reported on a Form 6-K submitted to the SEC on June 24, 2026. Under the APA, the Company will pay to Rantizo a purchase price consisting of $759,047 in cash and approximately $258.8 million of newly issued Class A ordinary shares (the “Consideration Shares”), the number of which will be based on the volume weighted average price (“VWAP”) of the Class A ordinary shares on each of the three (3) trading days prior to the Closing. The Target Assets are being acquired at an approximately $258.8 million valuation. The Company received an independent third-party valuation of the Target Assets from Newbridge Securities Corporation, and such third-party valuation was part of the Company’s internal process in valuing the Target Assets. The Company has agreed to register for resale the Consideration Shares pursuant to a registration rights agreement.

The Company also agreed to grant at Closing to certain individuals in management a total number of Class A ordinary shares having an aggregate grant-date value of $12,000,000 based on the VWAP on each of the three (3) trading days prior to Closing. Additionally, at or prior to Closing, Rantizo agreed to consummate a $10,000,000 private placement of its common shares and to deposit such proceeds in escrow until Closing. At Closing, in consideration of payment to it of the $10,000,000 from escrow, the Company agreed to issue to Rantizo an additional number of its Class A ordinary shares based on the VWAP on each of the three (3) trading days prior to Closing.

While SKK will be the legal acquirer, the acquisition will be accounted using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” (“ASC 805”). The following unaudited pro forma condensed consolidated financial information gives effect to the Asset Purchase and related transactions.

2. Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation. The historical financial information has been adjusted in the accompanying unaudited pro forma condensed consolidated financial information to give effect to unaudited pro forma events that are:

●	directly attributable to the acquisition;
●	factually supportable; and
●	with respect to the unaudited pro forma condensed consolidated statement of operations, expected to have a continuing impact on the results of operations of the company.

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The unaudited pro forma condensed consolidated financial information was prepared using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that assets acquired, and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The acquisition method of accounting uses the fair value concepts defined in ASC Topic 820, “Fair Value Measurement” (“ASC 820”). Fair value is defined in ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants.

Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

The allocation of the aggregate acquisition consideration used in the preliminary unaudited pro forma condensed consolidated financial information is based on preliminary estimates. The estimates and assumptions are subject to change as of the effective time of the acquisition. The final determination of the allocation of the aggregate acquisition consideration will be based on the actual tangible and intangible assets and the liabilities of SKK at the effective time of the acquisition.

For pro forma purposes, the valuation of consideration transferred is based on, among other things, the number of SKK ordinary shares outstanding and price per share as of January 1, 2025, i.e., the price per share as of the effective date of the acquisition. The consideration transferred is based on the number of SKK ordinary shares outstanding on December 31, 2025, which could materially change from the assumptions included in this pro forma financial information.

The unaudited pro forma condensed consolidated balance sheet data gives effect to the Asset Purchase and related transactions as if they had occurred on January 1, 2025, which is expected to be consummated and effective in the third quarter of 2026.

Pursuant to the acquisition, SKK will be the legal acquirer, and the acquisition will be accounted for using the acquisition method of accounting in accordance with ASC 805.

The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only and is not necessarily indicative of what the financial position or results of operations would have been had the acquisition been completed as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the company. The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed consolidated financial information to give effect to unaudited pro forma events that are directly attributable to the acquisition, factually supportable and, with respect to the unaudited pro forma condensed consolidated statement of operations, expected to have a continuing impact on the results of operations of the company.

The unaudited pro forma condensed consolidated financial information has been prepared using the acquisition method of accounting under existing U.S. GAAP in accordance with Topic 805, which are subject to change. The application of acquisition accounting of SKK is dependent upon (i) the working capital positions at the closing of the acquisition and (ii) other factors such as the share price of SKK. The company will finalize the purchase price allocation as soon as practicable within the measurement period, but in no event later than one year following the closing date of the acquisition. The assets and liabilities of SKK and other pro forma adjustments have been measured based on various preliminary estimates using assumptions that believe are reasonable, based on information that is currently available. Accordingly, the pro forma adjustments are preliminary. Differences between these preliminary estimates and the final acquisition accounting could be significant, and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and future results of operation and financial position.

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This unaudited pro forma condensed consolidated financial information was derived from and should be read in conjunction with the accompanying notes, as well as the following historical financial statements and the related notes of SKK as discussed below.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2025, gives pro forma effect to the acquisition as if the acquisition occurred on January 1, 2025 and the consolidated balance sheet information included in the unaudited pro forma condensed consolidated balance sheet as of December 31, 2025, was derived from SKK’s audited December 31, 2025 consolidated balance sheet as set forth in its Annual Report on Form 20-F for the financial year ended December 31, 2025, as filed with the SEC on April 10, 2026.

The unaudited pro forma condensed consolidated statement of operations for the financial year ended December 31, 2025, gives pro forma effect to the acquisition as if the transaction was consummated on January 1, 2025. The information included in the unaudited pro forma condensed consolidated statement of operations for the financial year ended December 31, 2025, includes the condensed consolidated statement of operations of SKK for the financial year ended December 31, 2025, which was derived from its audited consolidated statements of operations as set forth in its Annual Report on Form 20-F for the financial year ended December 31, 2025, as filed with the SEC on April 10, 2026.

SKK management has prepared the unaudited pro forma condensed consolidated financial information for illustrative purposes only. The unaudited pro forma condensed consolidated financial statements are not intended to represent or be indicative of the financial position or results of operations in future periods or the results that actually would have been realized had been a company during the financial year.

The unaudited pro forma condensed consolidated financial information is presented solely for informational purposes and is not necessarily indicative of the consolidated results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the company. The unaudited pro forma condensed consolidated financial information does not reflect possible adjustments related to integration activities that have yet to be determined or transaction or other costs following the combination that are not expected to have a continuing impact on the business of the company.

3. Purchase price allocation

Fair Value of Assets

The assets purchased will be accounted for as recapitalization of SKK under ASC 805, and the consideration transferred consists of the outstanding shares of ordinary share of SKK immediately prior to the Closing as noted below.

The fair value per share of SKK’s ordinary share was assumed for pro forma purposes to be based on a 3-day VWAP of $4.39 as of September 14, 2026.

Purchase Consideration	Amounts
$’000

Class A ordinary shares issued (58,958,998 shares of SKK based on a 3-day VWAP of $4.39 as of September 14, 2026)	258,830
Cash	759
Total consideration	259,589

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Purchase Price Allocation

The following is an estimate of the allocation of the purchase price to acquired identifiable assets which includes estimated acquisition method of accounting adjustments to reflect the fair value of intangible assets acquired at the time of the acquisition:

The preliminary allocation of the purchase price to net assets is summarized below:

Purchase Price Allocation	Amounts
$’000

Property and equipment	380
Intangible asset	6,538
Net tangible assets	6,918
Goodwill & intangible assets	252,671
Fair value of total estimated purchase consideration transferred	259,589

The acquired identified intangible assets are expected to be comprised of the following:

Description	Useful Life	Value
		$’000

Goodwill	-	252,671
Property and equipment	5	380
Intangible assets	-	6,538
Total		259,589

The final determination of fair value of intangible assets, as well as estimated useful lives, remains subject to change. No amortization or impairment of goodwill and intangible assets were considered in the unaudited pro forma condensed consolidated financial information.

5. Unaudited Pro Forma Condensed Consolidated Adjustments

The following provides explanations of the various adjustments to the unaudited pro forma condensed consolidated financial information:

Pro Forma Consolidated Balance Sheet Adjustments

(1)	To reflect the assets purchased consisting of $759,047 in cash and approximately $258.8 million in shares with the conversion of the number of Class A ordinary shares based on a 3-day VWAP of $4.39 as of September 14, 2026.
(2)	To reflect the conversion of the number of Class A ordinary shares of $12,000,000 based on a 3-day VWAP of $4.39 as of September 14, 2026.
(3)	To reflect the issuance of an additional number of Class A ordinary shares based on a 3-day VWAP of $4.39 as of September 14, 2026 to Rantizo for a payment of $10,000,000.
(4)	To reflect the preliminary purchase price allocation and recapitalization.
(5)	To reflect payment of estimated transaction costs of $7,700,000 at closing.
(6)	To reflect the after-the-market (ATM) program announced May 18, 2026.
(7)	To reflect the SKK Holdings Limited 2026 Equity Incentive Plan for the 700,000 Class A ordinary shares announced on August 4, 2026.
(8)	To reflect the registered direct offering for the 770,000 Class A ordinary shares issued announced August 18, 2026.

Pro Forma Consolidated Statement of Operations Adjustments

(9)	To reflect the depreciation expense of drone assets over a period of 5 years.

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